Kingswood Capital Partners, LLC

126 E 56th St, 22nd Floor,

New York, NY 10022

As a representative of the prospective underwriters

Via EDGAR

September 26, 2024

Division of Corporation Finance

Office of Life Sciences

U.S. Securities and Exchange Commission

100 F Street, NE

Washington, D.C., 20549

Attention:	Franklin Wyman
Daniel Gordon Doris Stacey Gama Jason Drory

Re:	Zhengye Biotechnology Holding Limited
Registration Statement on Form F-1, as amended
Initially Filed on January 9, 2024
File No. 333-276436

Dear Ladies and Gentlemen:

Pursuant to Rule 461 of the General Rules and Regulations of the U.S. Securities and Exchange Commission under the Securities Act of 1933, as amended, Kingswood Capital Partners, LLC, as the underwriter, hereby requests acceleration of the effective date of the above-referenced Registration Statement so that it will become effective at 4:30 p.m., Eastern Time, on Monday, September 30, 2024, or as soon thereafter as practicable.

Pursuant to Rule 460 under the Act, we wish to advise you that we have distributed as many copies of the Preliminary Prospectus dated June 14, 2024, to selected dealers, institutions and others as appears to be reasonable to secure adequate distribution of the preliminary prospectus.

We have been advised by the prospective underwriters that they have complied and will continue to comply with the requirements of Rule 15c2-8 under the Securities Exchange Act of 1934, as amended.

Very truly yours,

Kingswood Capital Partners, LLC

By:	/s/ Tony Tian
Name:	Tony Tian
Title:	Senior Managing Director